

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 2, 2018

Via E-mail
KR Sridhar
Chief Executive Officer
Bloom Energy Corporation
1299 Orleans Drive
Sunnyvale, CA 94089

> **Re: Bloom Energy Corporation**
> **Amendment No. 6 to**
> **Draft Registration Statement on Form S-1**
> **Submitted January 19, 2018**
> **CIK No. 0001664703**

Dear Mr. Sridhar:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Registration Statement

1.   We note your response to prior comment 1. We may have further comment after you provide the updated backlog disclosure and submit the updated exhibits mentioned in response 7 of your September 6, 2017 letter to us. Also, please file as an exhibit the development agreement mentioned on page 138.

Overview, page 1

2.   We note your response to prior comment 2. Please avoid highlighting customers based on the customers' size or name recognition rather than their contribution to your business.

Liquidity and Capital Resources, page 97

3. Please reconcile your response to prior comment 7 that the PPA entities are not considered subsidiaries for purposes of default under the notes with your December 2016 letter to us indicating that the PPA entities are considered subsidiaries for purposes of default under the notes.

4. Reconcile the last paragraph of your response to prior comment 8 with your disclosure on page 70 regarding the ASAs having a term coincident with the applicable PPA.

Technology, page 134

5. Please reconcile the information you provided in response to prior comment 9 with your disclosure that your product produces small amounts of carbon dioxide.

Director Compensation, page 149

6. Please update disclosure to provide information for your last completed fiscal year.

You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any other questions.


Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery


cc: Jeffrey R. Vetter, Esq.
       Fenwick & West LLP